

January 24, 2014

Via E-mail
Fred E. Tannous
Chief Executive Officer
OverNear, Inc.
1460 4th St., Suite 304
Santa Monica, CA 90401

> **Re: OverNear, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 10, 2014**
> **File No. 333-188565**

Dear Mr. Tannous:

We have reviewed your responses to the comments in our letter dated November 25, 2013 and have the following additional comments.

Direct Offering Prospectus

Summary, page 2

Summary Timing and Estimated Costs of Implementing Business Plan, page 4

1. Please remove references to other means as "cost effective and powerful" unless you have objectively substantiated such claims. Please make similar revisions throughout the registration statement.

Description of Property, page 42

2. You state "[w]e also lease an office in an executive suite" and "[w]e lease this office from Regus Management Group, LLC." Please revise the discussion to make it clear whether you are still using the office space from Regus Management Group, LLC, and if so for how much longer. Please make similar changes throughout the registration statement.

Exhibit 5.1

3. Please revise the first paragraph to clarify that counsel is also opining upon the 105,589 shares being registered to allow for rounding in connection with the spin-off. We note that the sum of all shares being registered in the registration statement equals 27,084,485.

4. Please revise assumption (iv) in in the first paragraph on page two to clarify that counsel's assumption is not in reference to the registrant's Articles of Incorporation that are currently in effect.

5. Please revise to file a signed and dated legality opinion as an exhibit prior to effectiveness.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: via-email
        David M. Love
        The Love Law Firm, PC